Exhibit 12

UMH
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months
	Ended		Year Ended December 31
	9/30/2010	2009	2008	2007	2006	2005

Net Income	4,554,940	3,689,388	1,527,150	2,632,741	5,840,277	6,990,342
Income and Franchise Taxes	135,000	63,000	118,000	489,000	276,000	388,000
Income Before Taxes	4,689,940	3,752,388	1,645,150	3,121,741	6,116,277	7,378,342

Fixed Charges:
Interest expense	3,809,877	4,455,332	4,957,437	4,179,109	3,273,720	2,200,765
Amortization - deferred debt costs	165,858	253,020	183,464	177,636	238,211	262,440
Total Fixed Charges	3,975,735	4,708,352	5,140,901	4,356,745	3,511,931	2,463,205

Earnings	8,665,675	8,460,740	6,786,051	7,478,486	9,628,208	9,841,547

Fixed Charges	3,975,735	4,708,352	5,140,901	4,356,745	3,511,931	2,463,205
Preferred Stock Dividends
Combined Fixed Charges &
Preferred Stock Dividends	3,975,735	4,708,352	5,140,901	4,356,745	3,511,931	2,463,205

Ratio of Earnings to Fixed charges	2.18	1.80	1.32	1.72	2.74	4.00
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	2.18	1.80	1.32	1.72	2.74	4.00